SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc
(the "Company")

IMPORTANT COVID-19 NOTICE

Updated arrangements for the Extraordinary General Meeting ("EGM")
to be held at 9.00 am on Thursday, 17 December 2020

Ryanair Holdings plc (the "Company") today announces that as the current COVID-19 measures published by the Government of Ireland provide that no organised indoor gatherings should take place, and to prioritise the health and safety of our shareholders, employees and other stakeholders, the Board is advising that regrettably it will not be possible for shareholders or any other persons (including members of the press) to attend the EGM in person.

Although shareholders are not able to attend the EGM in person, shareholder participation and engagement remains important to us. The Board is therefore strongly encouraging all shareholders to:

●      submit a proxy form by no later than 9.00 am on Tuesday, 15 December 2020; and

●      appoint the Chairman of the meeting as their proxy rather than a named person to ensure they can exercise their vote and be represented at the EGM without attending in person.

Proxy forms can be submitted in advance of the EGM by availing of one of the following options:

●            By post to the Company's Registrar, Link Registrars Limited, PO Box 1110, Maynooth, Co. Kildare, Ireland or by hand to Link Registrars Limited, Level 2, Block C, Maynooth Business Campus, Maynooth, Co. Kildare, W23 F854, Ireland.

●            By fax to +353 (1) 2240700, provided it is received in legible form.

●            Electronically by accessing www.signalshares.com.

●            Via the CREST System, where shares are held in CREST.

Shareholders may submit questions relating to the business of the meeting in advance (so as to be received by no later than 9.00 am on Wednesday, 16 December 2020) by email to EGM2020@Ryanair.com or by post to the Company's registered office, marked for the attention of the Company Secretary. All correspondence should include sufficient information to identify the shareholder on the Register of Members. The Company will endeavour to respond to relevant questions by posting a response on the Company's website.

As the situation is evolving and the Irish Government's guidance may change, shareholders are encouraged to check the website of the Company for any further updates regarding the EGM at https://investor.ryanair.com/.

Juliusz Komorek
Company Secretary
Ryanair Holdings plc
Ryanair Dublin Office
Airside Business Park
Swords
Co. Dublin
Ireland

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 09 December, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary